Mutual Fund and Variable Insurance Trust

36 N. New York Avenue

Huntington, NY 11743

November 16, 2017

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust (File Nos. 033-11905 and 811-05010) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Mutual Fund and Variable Insurance Trust (the “Trust”) has determined that it is in the best interests of the Trust and the public that Post-Effective Amendment No. 135 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Rational Income Opportunities Fund on April 13, 2017 (SEC Accession No. 0001580642-17-002365) (the “Amendment”) be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. The Trust confirms that no securities were sold pursuant to this amendment.

Please direct any questions concerning this letter to Tanya L. Goins, of Thompson Hine LLP, at (404) 541-2954.

Sincerely,

/s/Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Fund and Variable Insurance Trust